June 3, 2011	Brett R. Budzinski

BY ELECTRONIC SUBMISSION	+1 617 526 6415(t) +1 617 526 5000(f) brett.budzinsk@wilmerhale.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SS&C Technologies Holdings, Inc. Registration Statement on Form S-3
Ladies and Gentlemen:
Submitted herewith for filing on behalf of SS&C Technologies Holdings, Inc. (the “Company”) is a Registration Statement on Form S-3 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of 10,000,000 shares of common stock of the Company which may be offered from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.
This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has previously wired the $22,652 registration fee required in connection with this filing to the Commission’s account at the U.S. Bank in St. Louis, Missouri.
This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Acceleration requests may be made orally, and the Company has authorized us to represent on its behalf that it is aware of its obligations under the Securities Act with respect thereto.
Please contact the undersigned at (617) 526-6415 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Brett R. Budzinski
Brett R. Budzinski
Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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